Filed Pursuant to Rule 433
Registration No. 333-211879
March 18, 2019

The following information is a Summary of Material Modifications/Notice of Changes relating to certain plan provisions under the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers (the "Plan").  For more information on the Plan and its features, refer to the Plan's Summary Plan Description/Prospectus.  Additionally, you may log on to your Account on Nolan Financial Group's website at: www.nolanlink.com, or contact Nolan's Deferred Compensation Customer Service Line at 888-907-8633.

The Plan Sponsor intends to make the following changes to the Plan effective for amounts paid on or after April 1, 2019:

Benefit Eligible Agent Commissions (page 24 of the SPD/Prospectus)

Benefit Eligible Agent Commissions means first year and renewal commissions related to the sale of any LNL or LNY products, including, but not limited to, annuity, life insurance, and retirement products under a valid AG2K sales contract with LNL or a NYAG sales contract with LNY.  Benefit Eligible Agent Commissions shall exclude transition payments made by the Company's retirement plan services business unit after June 9, 2017.  It is used to define commissions paid to an Agent for purposes of determining eligibility for the Plan for the upcoming year.

Pensionable Earnings (page 26 of the SPD/Prospectus)

Pensionable Earnings.  Pensionable Earnings may be deferred by you into the Plan, subject to certain limits, as described in Section B, below.  Pensionable Earnings are Deferrable Earnings that are gross first year life insurance commissions plus gross first year annuity and retirement commissions paid to you during the Plan year from the sale of LNL or LNY products under a valid AG2K sales contract with LNL or a valid NYAG sales contract with LNY, respectively.  By "gross" we mean before taxes and any deferrals into the LNL 401(k) Plan that you may elect.  Pensionable Earnings do not include Deferrable Earnings that are (1) commissions on contract renewals; (2) commissions paid after the termination of your valid full-time AG2K or NYAG sales contract, as applicable, for any reason, including your death; (3) earnings under the Permanent Fixed Life and Annuity Program (PFLAP); or (4) transition payments made by the Company's retirement plan services business unit after June 9, 2017.

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by contacting Nolan's Deferred Compensation Customer Service Line at 888-907-8633.